Mail Stop 3561



								December 1, 2005



Christopher R. Thomas, President
Restaurant Acquisition Partners, Inc.
5950 Hazeltine National Drive, Suite 290
Orlando, Florida 32822-5007

		RE:	Restaurant Acquisition Partners, Inc.
			Registration Statement on Form S-1
			File No. 333-129316
			Date Filed: October 28, 2005

Dear Mr. Thomas:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments
1. We were unable to locate your disclosure of the Dealer
Prospectus
Delivery Obligation as required by Item 502(b). Please advise us where this disclosure is located. If no disclosure has been made, please include it, or advise us why inclusion is not required.

2. Tell us the factors you considered in determining to value this offering at $24,000,000. What factors did you consider when determining that you might need $20,400,000 in the trust fund to effect the business combination contemplated by the registration statement? Discuss the specific factors and motivations behind the valuation. Please note in particular that we are not seeking simply whether or not you have "a specific business combination under consideration" but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company`s corporate existence was established and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Restaurant Acquisition Partners Inc. Given management`s extensive and high-level experience in the restaurant industry as senior executives, business consultants and/or entrepreneurs, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company`s net assets may be material information for which appropriate disclosure is required. We may have further comment.
3. Prior to the effectiveness of the company`s registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by the NASD.
4. Prior to effectiveness please provide an update with respect to those states in which the offering will be conducted.
5. Prior to effectiveness of this registration statement, please confirm supplementally that you have resolved any outstanding state regulatory agency comments and that you have received clearance from all states where you have applied to have the units registered for sale.
6. In several locations in the prospectus, disclosure indicates that you may acquire one or more businesses affiliated with your existing stockholders. Please identify these affiliated entities. Also, disclose whether or not these entities are aware of the fact that Messrs. Thomas, Creed and Culp manage and/or serve as directors of this blank check company, the company seeks to go public on a 1933 Act registration statement on Form S-1, and it seeks to possibly acquire one or more of the affiliated entities. In this regard, detail the number of companies that these individuals believe may be for sale and how he or they ascertained this information. We may have further comment.




7. It appears that shares of common stock acquired by existing stockholders in the offering or in the aftermarket may have conversion rights with respect to a potential business combination.
Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. In this context we note that:
(i)
the existing stockholders are allowed, and may make purchases of shares in both the offering and in the open market subsequent to the offering; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders (approximately $5.10 per share) is virtually certain to be less than the purchase price paid for the unit in the offering ($6.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their redemption rights since their existing shares have an effective purchase price of $0.025 per share and thus even after paying the offering price and/or market price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be significantly less that the conversion price of approximately $5.10 per share. We may have further comment.

Facing Page
8. We note that the registration statement covers "such indeterminable additional securities as may be issued as a result of the anti-dilution provisions contained in the Warrants." Please revise the disclosure to state that the indeterminate number of additional shares of common stock shall be issuable "pursuant to Rule
416 to prevent dilution resulting from stock splits, stock dividends or similar transactions."

Prospectus Cover Page
9. Please revise the second paragraph to indicate the offering price per unit.
10. Please revise your disclosure, or advise why no revision is necessary, to indicate the amount of net proceeds to be placed in the trust account in the event that the over-allotment option is exercised in full.
11. Please revise to highlight with bold face type or italics the legend required by Item 501(a)(7).



Table of Contents
12. Please revise your table of contents to include page numbers of the various sections.

Prospectus Summary
13. Briefly define `net assets` in your fifth paragraph in this section.
14. We note your disclosure that your "executive officers have led successful public offerings and have led major acquisitions and divestitures in the restaurant industry." Please provide support for your assertion.
15. Please revise to address whether the company or its agents or affiliates have been approached by any acquisition candidates, or their representatives, with respect to any possible acquisition transaction.
16. Please provide us a copy of the National Restaurant Association reports and forecasts referred to here and elsewhere.

The Offering, page 4
17. Please note, in the discussion of the offering on page 4 or in another appropriate place, whether the company plans to amend its 8-K filing to provide an audited balance sheet to reflect the exercise of the over-allotment option if such exercise does not take place prior to the filing of the 8-K to reflect the consummation of the offering.
18. Revise to indicate whether or not there is a weekly trading volume condition imposed on the company`s ability to redeem the outstanding warrants.
19. Please revise to clarify whether any shares acquired by the existing stockholders in this offering and shares acquired following the offering will be voted in favor of the business combination. We note that the existing stockholders will vote the shares of common stock owned by them in favor of the business combination. Specifically address whether the existing shareholders will be able to exercise conversion rights with respect to shares acquired in this offering or shares acquired following the offering. We may have further comment.







Summary Financial Data, page 8
20. Please revise the fifth paragraph to indicate the approximate dollar amount converted if 19.99% of the 4,000,000 shares are converted under the conversion rights.

Risk Factors, page 9
21. Please revise your first paragraph to indicate that you
discuss
all material risk in this section.
22. Some of your risk factors are too broad and generic and should be
revised to state the material risk that is specific to Restaurant Acquisition Partners, Inc. As a general rule, a risk factor is probably too generic if it is readily transferable to other offering documents or describes circumstances or factual situations that are
equally applicable to other similarly situated businesses.   Many
of
your risk factors fit into this category. It appears that risk factors 6, 8, 17, 18, 26, 27, 28, 35, 37, 39 and 49 are generic
and
should be revised, deleted or moved to another section of the prospectus as appropriate. Revise throughout this section as appropriate.
23. We note your disclosure that your initial officers and directors
"will be personally liable under certain circumstances to pay any of
[y]our debts". Please clarify the circumstances in which the directors would and would not be liable to make payments.
24. We note your disclosure on page 12 that conflicts arising from a business combination with an entity affiliated with an existing stockholder may not be resolved in your favor. Please expand this discussion to include the potential effects of a conflict not being resolved in your favor.
25. Revise risk factor sixteen to update the information to the latest practicable date. Also to address the number and value of similar blank check companies that have filed with the Commission and have not completed their initial public offerings.
26. You disclose that you "may seek to incorporate a franchising and area developer model into [y]our strategy" in Risk Factor 31 on page
19. This Risk Factor appears speculative. Please revise this disclosure, or advise us why no revision is necessary.
27. In Risk Factor 38 on page 21 you disclose that you will need to build a management team. Please revise your disclosure, or advise us why no revision is necessary, to address (1) any shortcomings in current management that would require additional management team members; and, (2) risks associated with adding team members, such as the need to offer compensation and its` effect on liquidity and the potential for dilution of shareholder ownership.
28. Please revise Risk Factor 42 on page 22 to indicate that, when officers and directors vote as shareholders they are not subject to the same level of fiduciary duty that they would be if voting on a matter as an officer or director. To the extent applicable, please discuss what effect such shareholder ratification will have on the fiduciary duty owed by the directors. Alternatively, please advise us why no revision is necessary.
29. In Risk Factor 46 on page 24, you state that institutional investors "should consult [their] own financial and legal advisors to determine if [they] are eligible to participate in [the] offering."
Please revise this discussion, or advise us why no revision is necessary, to indicate that the company has responsibility for ensuring that sales do not violate state blue sky laws.
30. We note your statement in risk factor 48 that "we do not believe that our anticipated principal activities will subject us to the Investment Company Act of 1940." We do not understand why you have included this as a material risk. Please revise as appropriate.

Use of Proceeds, page 28
31. Please add a line in the use of proceeds table indicating the total of the noted offering expenses.
32. Please clarify, in footnote 2, the amount of offering expenses already paid from the $100,000 received from your existing shareholders.
33. In the use of proceeds table, use of net proceeds not held in trust, we note the line item of $150,000 for "[l]egal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination and the preparation and filing of the related proxy statement." Please explain these expenses in more detail. We also note another line item of $50,000 allocated to due diligence. Please explain why there are two separate amounts for due diligence and indicate which line item of due diligence would be used to pay officer and directors for their expenses in the performance of due diligence.
34. On page 30 you disclose that the offering proceeds will be used to repay a $100,000 advance made by your officers and directors. In your disclosure please clarify whether this repayment will reduce the amount held in trust for the benefit of shareholders, as opposed to being paid from funds not held in trust. In addition, please break out the amounts expended under this line. For example, has the entire $100,000 already been expended on these three items? To the extent that these funds have not already been expended, please add a separate line item for loan and interest repayments and reduce the amounts allocated to the other line items accordingly. Alternatively, please advise us why the selected course is superior.
35. Please revise your Use of Proceeds discussion to include any fixed contractual obligations that you may have to Continental Stock
Transfer & Trust Company for acting as a trustee or transfer agent.
Please also disclose whether these fees are paid from the amounts held in trust or amounts not held in trust.
36. Revise to delete footnote 3 to the use of proceeds table.
37. Please revise to indicate, if true, that there is no limit on the amount of the out-of-pocket expenses reimbursements to officers and directors for due diligence and there will be no review of the reasonableness of the expenses by anyone other than your board of directors.

Management`s Discussion and Analysis, page 34
38. In your discussion of the Black-Scholes valuation of the underwriter`s option you use a basket of U.S. restaurant companies.
Please advise us why you consider this an appropriate comparison considering that you are currently not a restaurant company.
39. We note that in the discussion of the valuation methodology of the purchase option granted to Capital Growth Financial that the value of the option was determined using a basket of U.S. restaurant companies. Supplementally discuss the reasons why these companies were selected for such purposes, what factors were focused on in determining to select these companies, what number of companies were selected, and how this selection process relates to the company`s determination of potential business combination candidates. We may have further comment.
40. In the valuation of the underwriter purchase option for
340,000
units, you used a basket of U.S. restaurant companies to determine an estimate of your expected volatility. Please tell us the name and market capitalization of each of the companies used.










Proposed Business, page 37
41. Please include a statement indicating the period of time that the offering proceeds will satisfy your cash requirements, and indicate whether it will be necessary to raise additional funds in the next six months. Your attention is directed to Item 101(a)(2).
42. Your discussion of the restaurant industry divides the market into three main categories - full service, quick casual, and fast food. However, your presentation on pages 38 and 39 appear to lump quick casual and fast food together. In addition, in the sixth paragraph on page 37 you appear to use full service and casual dining interchangeably. Please revise your disclosure, or advise us why no revision is necessary, to clarify the applicable market segments.
43. To the extent that the company has prioritized the industry segments with respect to preference, provide disclosure of such preferences, including a discussion of the reasons underlying such preferences.

Effecting a business combination, page 40
44. Please revise to address whether the company or its agents or affiliates have been approached by any acquisition candidates, or their representatives, with respect to any possible acquisition transaction.
45. Please reconcile the statement on page 41 that "[y]our officers and directors make no commitment as to the amount of time they will spend trying to identify ... target businesses" with the statement on page 37 and elsewhere, that your executives "expect to spend a minimum of 33% of their business time each month on pursuing [y]our initial business combination." Also reconcile your disclosure under the "Employees" section on page 46.

Conversion rights, page 44
46. Your disclosure indicates that it is "anticipated" that "the funds to be distributed to stockholders entitled to convert their shares who elect conversion will be distributed promptly after completion of a business combination." Explain why you anticipate that the funds will be distributed promptly and why you have not disclosed that funds will be distributed promptly. We may have further comment.
47. We note your statement that "our initial stockholders are not entitled to convert those shares of common stock acquired by them prior to this offering into a pro rata share of the trust account."
Specifically address whether the existing shareholders will be able to exercise conversion rights with respect to shares acquired in this offering or shares acquired following the offering. We may have further comment.

Liquidation if no business combination, page 44
48. Disclosure indicates that you "anticipate" that your "instruction to the trustee would be given promptly after the expiration of the applicable 18-month or 24-month period." Explain why you
"anticipate" that the instruction would be given promptly and why you have not disclosed that the instruction will be given promptly.
We
may have further comment.

Legal Proceedings, page 47
49. We note the statement "[t]o the knowledge of management, there is
no litigation currently pending ...."  The company is in the position
to know whether or not they are currently a party to any pending legal proceeding. Revise to indicate whether the company is a party of any pending legal proceeding.

Management, page 50
50. Our research indicates that a "Clyde Culp" serves as a director of H3 Enterprises and may be associated with Jaguar Resorts, both of which are pink sheets-listed companies. In addition, John Creed and
Clyde Culp appear to have ties to Tanner S Restaurant Group. To the extent that your directors were associated with these entities please advise us of the nature of the relationships, and the basis for their exclusion from their respective biographies. Alternatively, please disclose the information. In addition, please confirm whether management has had any other involvement with pink sheets-listed companies.
51. Revise to indicate the business conducted by Culp Enterprises, LLC.
52. We note that Clyde Culp has been involved in a number of businesses since 1995. Revise to clarify Mr. Culp`s business experiences since 1995.

Conflicts of Interest, page 52
53. We note your statement that "any shares of common stock
acquired
by existing stockholders in this offering or in the aftermarket will
be considered as part of the holding of the public stockholders
and
will have the same rights as other public stockholders, including voting and conversion rights with respect to a potential business combination, although our officers and directors will vote such shares in favor of any business combination they negotiate ...."
We
also note the statement in agreement between Capital Growth
Financial
LLC and the company, filed as Exhibit 10.1, that "if the company solicits approval of its stockholders of an initial transaction, the undersigned will vote all insider shares owned by him (and all shares of company common stock acquired by him in the IPO or in the aftermarket) in accordance with the majority of the votes cast by the holders of the IPO shares." If your officers and directors will vote in favor of any business combination they negotiate then how can they have the same voting and conversion rights as other public stockholders? Revise to clarify whether the existing stockholders have the same voting and conversion rights as the public stockholders in connection with the shares of common stock acquired in this offering or in the aftermarket.

Principal Stockholders, page 54
54. In the last full paragraph on page 54 you disclose that your principal stockholders will be able to transfer their shares to "trusts established for their [spouse or children] benefit or to affiliated companies". Please explain what you mean by affiliated companies, specifically addressing whether these affiliated companies will be wholly owned by members of the family, etc.

Certain Transactions, page 56
55. You disclose that members of your management team have ownership interests in Passport Restaurants. Please disclose whether or not they, along with members of their families, wholly own, or partially own, Passport Restaurants. If they partially own Passport Restaurants please clarify their percentage ownership.
56. On page 56 you disclose that your directors have advanced the company $100,000 to cover offering related expenses and that these loans are "payable without interest". However, elsewhere you disclose that the advance accrues interest at 5% (see page 30). Please reconcile these two statements. To the extent that interest is charged at 5% please include a statement regarding the reasonableness of the interest rate, and whether the advance was an arms length transaction. Please also revise your disclosure to indicate that the 5% interest is for the use of funds, and not intended to compensate management. Alternatively, please advise why no disclosure or revision is necessary.












Description of Securities, page 57
57. On page 58 you disclose that your underwriting agreement prohibits you from issuing preferred stock that would participate in the proceeds of the trust account. Please clarify whether there are any other restrictions, such as in the trust account documents, which would prohibit such participation. Also, please address whether the underwriter could waive its` contractual rights to permit a preferred stock offering which would participate in the proceeds of the trust account.
58. Please revise your discussion of the underwriter`s purchase option on page 59 and elsewhere, or advise us why no revision is necessary, to address the exercise period for option itself. Please separately discuss the exercise period associated with the warrants underlying the option.

Underwriting, page 62
59. We note your statement that "after the units are released for sale to the public, the offering price and other selling terms may, from time to time, be changed by the underwriter." We do not understand your statement. Your disclosure seems to contemplate that the underwriter may modify the terms of your on-going offering.
It
appears to us that such changes in the terms of the offering would be a different transaction than the one offered in the company`s registration statement. Advise us of the basis for your position or revise the disclosure as appropriate.
60. We note your statement that "the offering of the units are made for delivery when, as and if accepted by the underwriter and subject to prior sale and to withdrawal, cancellation and modification of the offering without notice." Revise to clarify your statement as to how the underwriter can withdraw, cancel or modify the offering without notice. We may have further comment.
61. Please disclose whether the underwriter`s purchase option may be exercised by cashless exercise.
62. Please advise us how the company determined that the underwriter`s purchase option was not underwriting compensation pursuant to NASD rules.
63. We note your disclosure, on page 65 and elsewhere, that the underwriter may request that members of management purchase up to 750,000 shares of warrants in the open market, at prices not to exceed $.60 per warrant. Please address the applicability or inapplicability of Regulation M in the context of the warrant purchase agreements contained within your registration statement.
64. Tell us whether the representative or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.
65. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.
66. If the company or the underwriters intend to engage a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Financial Statements

Report of Independent Accountants, page F-2
67. The report of the independent accountants should list the city and state of issuance. See section 210.2-01(a)(3) of Regulation
S-X.

Financial Statements, page F-3
68. Your attention is directed to section 210.3-12 of Regulation
S-X
and the possible need for updated financial statements and related disclosures.




Founding Stockholders, page F-9
69. Please explain why note G is presented on an unaudited basis or revise as appropriate.

Part II

Exhibits

Exhibit 5.1

70. File a copy of the executed legality opinion as an exhibit with your next amendment of the registration statement.

Exhibit 23.1
71. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay
Williamson at (202) 551-3393.



      Sincerely,



John Reynolds
Assistant Director



cc. 	Ronald A. Fleming, Jr., Esq.
	212-298-9931 (facsimile)

Mr. Christopher Thomas
Restaurant Acquisition Partners, Inc.
December 1, 2005
p. 1